Filed by Hologic, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Cytyc Corporation

Commission File No.: 000-27558

Hologic, Inc. (HOLX)

The Friedman Billings Ramsey Growth Conference

May 30, 2007

<<Glenn Muir, Executive Vice President and Chief Financial Officer>>

Thank you Tom. Sounds like the proxy to me. Welcome to the Hologic presentation. Thanks for joining us this morning and thank you Friedman Billings and Ramsey for inviting us this morning as well. Let me jump right into it we have a lengthy set of disclosures this morning. We just announced a merger with Cytyc, so let me just caution you and refer you to some Safe Harbor statements. I will be making some forward-looking statements this morning. Please refer to our recent regulatory filings and also I’ll give you a moment to briefly scan through. These next few slides are very important disclaimers by the company. In addition, we will be filing a proxy shortly outlining the proposed acquisition as well, participants in the solicitation and in this presentation, I will be using non-GAAP financial information, specifically EBITDA and adjusted EPS and I’ll try to identify those when we get to them.

Hologic has a long history of innovation. It dates back to 1986 when we introduced a bone densitometer, the first X-ray based bone densitometer for osteoporosis assessment. This market grew rapidly in the mid-1990s and Hologic introduced every major product feature and innovation in this market during that time frame. In the mid-1990s, we were very successful in building up a very strong sales and service channel, especially here in the United States, but also internationally. And that led us to the ability to begin to leverage that sales into other similar areas and call points and the first one being the area of mammography. In 1999, we acquired from Dupont some very exciting technology for a direct conversion digital detector, a detector that would take the X-ray photon and convert it directly to an X-ray image. This product was geared towards general radiography and our idea was to re-engineer it and to convert it for use in mammography. We began down that path and less than a year later, we acquired the LORAD brand of analog mammography equipment, which firmly put us in the area of mammography.

What we did was to marry our digital detector with the analog housing in order to create what we have today, which is a digital mammography system that we call Selenia. We introduced that in 2003. It’s been a very successful product and it has led our sales and earnings growth in the past three to four years, accelerated growth on a quarterly basis. In addition to that, though, and that’s really just a beginning of the story because for us the whole wave of digital conversion creates for us a brand-new platform to introduce new products on top of and at the end of the presentation, I’ll talk about a very exciting development called Tomosynthesis where a 3D imaging the ability to take an image of the breast and to look at the various underlying layers and that’s a development that’s part of our R&D group right now.

Last summer, we acquired three companies all within our vertical space of breast imaging. I’ll talk a bit about those. And just very recently a week ago, we announced a merger with a company also outside of Bedford in Massachusetts in Marlboro called Cytyc Corporation. Also a leader in women’s health on diagnostics known specifically for their Pap test and we’ll talk a bit about that as well.

A quick overview, Hologic today is a niche medical imaging company. 95% of our sales come from the breast health, the mammography and also the osteoporosis areas. We compete based on technology. Our products are best-in-class products. We charge a premium for our products over the competition. Because of this, we have a leading market share for all the products that we offer today. But when people talk about Hologic, it’s really a story about our major opportunity, which is digital mammography and the reason is, it’s a large market, it’s an emerging market and it’s a market that’s beginning to convert from the analog film based world to one of digital. And what the very early stages of the adoption curve for digital mammography product, we’ve been seeing in excess of 50% growth year-over-year and quarter-over-quarter. And we’ll talk a bit about that as well.

One quick slide on our financial overview. This is our March quarter. We had record revenues of 180 million for the March quarter. It was the 13th record revenues, the 13th quarterly record on earnings, record as well, pre-tax income of 33.9 million and we can see that the revenues are up 79%, the income up 94% from the comparable quarters of the prior period. If we just shift and look at our mammography breast care because this is the biggest segment of our business today. It accounts for almost 80% of our revenues. We’ve been in this business for over 20 years. We are the recognized leader. We have 13,000 systems installed worldwide. That’s a third of the worlds installed base.

Here in the United States, we have over 50% of the installed base of analog and digital. So when we think about mammography, Hologic with our LORAD brand of equipment is the US leader in this market. It gives us certainly an advantage in the marketplace. It gives us an advantage when we bring new technology to market and that’s what we’re seeing when we introduced the digital. We are selling that product into a market that is already a LORAD Hologic customer.

If we look at the revenues for a moment, for the first half of fiscal ’07, and we’re a September year-end, so the first half ended in March, our revenues were 270 million. That’s up 99% over the first half of ’06. It’s up 77% over the entire fiscal year 2005. So you can see the kind of growth that we’re seeing being driven by the adoption and the acceptance of this digital mammography equipment. Our digital mammography equipment is called Selenia. That’s the name of the product itself. I mentioned that it uses a technology that was invented by Dupont that we re-engineered specifically for mammography, that’s the heart of the system, that’s what gives us the best image quality on the market today.

It’s the only detector that directly converts an X-ray photon into that digital picture. Any other competing technology uses indirect methods of converting the X-ray photon. The problem with those methods is you don’t get the same resolution and clarity as you get with our system. Our number one selling point is the image quality. Just a little graph on the kind of ramp up we’re seeing on Selenia, it’s been in the market for almost four years now. In the United States, it has driven our revenues. We now have 38% of the worldwide digital market. There’s over 35,000 mammography systems worldwide, only 3,900 of those are digital today. So, they are at their early stages of adoption.

We can see that beginning in 2006, the growth curve begins to accelerate. A big part of this is in late 2005 there was a very influential study that was released; the digital mammography imaging screening trial which concluded that digital mammography is significantly better than analog. So since the release of that report, we’ve seen renewed interest and an acceleration in demand for digital equipment. We are finding clinics that are looking for the equipment because competing clinics and hospitals have already adopted digital.

If we try to think about the size of our market for a moment, there’s a government Web site that actually tracks on a monthly basis, how much mammography equipment is in use in the United States. Here in the United States, there are 8,800 facilities offering mammography. There’s almost 13,500 mammography systems. Of that total, only 2,600 or just under 20% are digital today. So, we are still at the beginning early end of the curve – of the adoption curve.

Just looking to the future for a moment, I mentioned Tomosynthesis. Tomosynthesis is the ability on our equipment under – for the compressed breast to be scanned a number of different times in order for the image to be reconstructed using software to be able to identify the various layers of tissue. It’s very important because once you identify the layers of tissue you can peal them away. One big problem that radiologists have today is that there’s a lot of false positive. There isn’t a cancer, but it’s very difficult for them to tell. 15% to 20% of women today are called back because the diagnosis is unsure from the mammogram.

Very often it’s simply a pinched blood nerve or it’s overlapping tissue that’s very difficult to tell. But if you have all the layers identified, similar to a [indiscernible] CT and you’re able to leap through those, you can eliminate those false positives. It’s very important in the screening environment going forward to minimize the number of callbacks. But number two and probably more important is we get better diagnosis upfront. We are able to find earlier small microcalcifications that are very troubling and problematic and need to be biopsied. And we will be able to find those earlier because of the ability to peal through and to leap through the various layers of tissue.

As I mentioned, this is a product that we’re working on today. We are in clinical trials or have finished clinical trials on the product. We are on track as we’ve announced before to introduce this product and to commercialize it in our fiscal 2008, which begins on October 1st.

Let me just touch on a couple of acquisitions. Last summer, we acquired a company called Suros, which manufactures a breast biopsy system, a tool that’s used to extract the breast issue. This is an important product for Hologic for a number of reasons, but first of all, we actually sell what’s called a multi-care breast biopsy table that’s the positioning device that a patient would lie on in order to get the x-y coordinate as to where the biopsy sample should be taken from. This product sits with our cable, so it’s a natural match to bundle the two products together. Suros was a small company when we acquired them, revenues at $30 million. We are looking for revenues of $60 million this year. So, we’ve doubled the revenues in one year.

They have a better product. Their product is lighter, faster, better fluid management system, and because of that, today in the US on the disposable side, their market share is now north of 20%. On the capital side, selling the vacuum assisted part of their equipment that’s sold once as opposed to the disposables, we think we have north of 80% market share. So, they’re getting good traction in the marketplace in the United States. It’s a high growth margin product, over 65% and 70% of the revenue is disposables. It’s the throwaway biopsy tool itself. So it’s an exciting product for Hologic. It’s a worldwide market of about $250 million.

As I said, this market is used generally under X-ray guidance, using our stereotactic table. Suros just introduced a month ago, a brand-new product that is complementary to the ATEC system we just looked at. It’s a handheld system that is untethered. So it has an internal vacuum system and is a disposable and is not used in the stereotactic market, but is used by a breast surgeon under alternate forms of guidance such as ultrasound. There’s over 600,000 core needle biopsies performed per year. This is the market for this brand-new Celero product.

Let me just jump ahead to the market itself. When we look at the market of breast care, earlier on I identified in the United States, there was 34 million mammograms per year, approximately 15% to 20% of those women are called back for a follow-up or six million to seven million women, from that another 15% to 20% will be called back for a breast biopsy to get a sample to be sent to the pathology. That’s 1.8 million biopsies. How are those biopsies taken?

Well, first of all number one, is open surgical procedures. The surgeon excisionally with a scalpel still accounts for 700,000 procedures per year, but it shouldn’t; it’s very invasive, it’s very scarring. The newer tools are the tools we’ve identified, which is number one, the ATEC market at the bottom which is the vacuum assist which we’re currently a player in and number two, the brand-new market, the core needle market which is done under ultrasound guidance which we just entered. It’s a market that we just entered a month ago with the Celero product. So we see an expansion of the Suros sales from the new products that we introduced continuing to gain market share from the competition and third, as the surgical market continues to convert down to these less invasive forms of biopsies.

Let me switch gears now and leave Hologic for a moment and talk about an exciting combination that we’re in the process of completing. Our goal is to create a global leader focused on women’s health care. We want to own the space of women’s health care. We just announced a week ago on May 20th, an agreement to merge with and combine with a company called Cytyc.

Looking at the transaction for a moment, Hologic has offered 0.52 shares of Hologic, plus $16.50 in cash to Cytyc to combine the two companies. This is a transaction that has a value of approximately 6.2 billion as measured last week when the announcement was made. Hologic shareholders will have approximately 45% of the combined company. Cytyc shareholders approximately 55%. What are the advantages? What we’re trying to do is to create a larger product portfolio. Between the two of us, we have nine number one brands in the market for women’s imaging.

We’re looking at the cross-selling opportunities between the two companies, especially when we look at the Cytyc sales force. Number one, they have a large and established channel to the OB-GYN. That’s the primary care market we see some of our future products moving into. And number two, the ability to leverage Cytyc’s surgical and oncology channel for some of our current products namely the Suros’ Celero and then future products that we’re working on. In addition, international is a big part of the puzzle for both companies. 25% of our sales are international. Less than 15% are Cytyc. The reason is the international market outside the US isn’t as well developed as the US market is.

They are earlier in the adoption curve for many of our products. This will change over time. That will change as the market continues internationally to adopt these type of products. We believe with one brand – one global brand for women’s healthcare will garner a larger share of those markets. Where are some of our strengths? Well, first of all, it comes out to the sales force. We’ll have combined between the two companies over 425 sales representatives in the United States selling women’s health. It will be the largest dedicated to women’s health. We’ll also have over 250 individuals on our service teams servicing equipment in the field today. We do have a proven management team; both companies have a record of successfully integrating acquisitions. Our acquisitions today for both companies have been of a vertical nature. There have been tuck-ins.

This is the first acquisition for the two of us that is more of a vertical, it’s platform, it’s a platform that allows us to reach out and to expand throughout women’s health as we look to the future. Significant cash flow, if we look out into fiscal ’08 for a moment, there is easily over 450 million projected of EBITDA with the combined company. What kind of platform are we talking about is the comprehensive platform. Here is just a picture of some of the products that we will offer. We are trying to cover women of all their needs, from screening, from preventative, from therapeutics throughout the life cycle within the OB-GYN market up to the radiology marketplace.

If we look at major women’s health issues for a moment and there are a number of items here, they are the high-growth nature, especially if we focus on breast cancer. We talked a lot about mammography; it is a high growth area right now. Hologic brings that to the table. However, there’s other high-growth areas that Cytyc is a strong player in, but they’re very early on in the adoption curve. One would be the area of permanent contraception, a product that they’re coming out with. Another one is menorrhagia, which is a very important procedure that’s early on in the adoption cycle for women today.

These are all products that we’ll be able to offer throughout the combined sales channel. The real key for us is to leverage the OB-GYN channel. It is important because it provides access to the women. The OB-GYN is the doctor that recommends the future procedures and where to go. They are available to help increase the awareness and the utilization of the products that we’re working at and as I mentioned, we are talking about screening tests, we are talking about diagnostic tests, we are talking about therapeutics. And the goal out of all these products is one; it’s to improve the outcome in women’s health today.

Just real briefly on our channel coverage, the 425 sales people, here’s a breakdown the call centers, OB-GYNs, radiologists and kind of the call pattern between them. One thing to keep in mind it’s not just about utilizing the Cytyc sales force to sell current products that we have in our portfolio, but it’s also about new products that are in development. Hologic has a pretty strong R&D pipeline for the next three to five years, when we look at that pipeline though, these are products that are not for the radiology market and that is where our sales force is dominant. It’s in the OB-GYN, it’s in the surgical, it’s in the oncology areas, the products that we are working on. What Cytyc brings to the table is that sales force for our products and we’ve identified a couple on this chart here in the area of radiation therapy or cancer extraction are products that we are currently working on that fit right in to the Cytyc sales channel.

What is the financial rationale for this transaction? We’re trying to create multiple platforms to enhance both the top and the bottom line growth, increase scale and efficiency, enhance cash flow I identified, revenue and cost synergies we’ll look at in just a moment and this deal in FY ‘08 will be accretive to our earnings by $0.10, an important point as we look at the acquisition itself. We have three criteria for our acquisitions; number one that they’re accretive immediately in the first fiscal year. Number two that they fit into our core women’s health, Cytyc clearly does; and number three, they have some kind of long-term strategic value that we wouldn’t be able to garner otherwise and it’s the sales channel coupled with our future products that gets us there.

If we look at the revenue mix and I think this is important. If you look at Hologic, we being driven today by digital mammography, over half of our sales – that’s the top pie chart. Cytyc, over half of their sales are their ThinPrep Pap smear test. That is a mature business that will grow. But when you combine the two companies, you now have a company where two-thirds of the combined products are in the high-growth area. You have our digital mammography and you have the Cytyc recent acquisition in the oncology and surgical areas that just haven’t picked up steam. These are very exciting products very early on in the adoption. So when we look at the combined company what we think we have is a stronger growth curve, more sustainable into the future by combining the new products from Cytyc into our family.

We also begin to minimize a bit our focus on capital equipment. Hologic as a standalone is predominantly a capital equipment supplier. In the new model, 40% of our sales will be capital equipment, 60% will be consumables. What is the financial strength of the combined company? If we look at each company individually for a moment, if we look at their last quarter, the March quarter and we annualize that quarter, they’re very similar in size. We’re both a little bit over 700 million on an annualized basis for revenues, but the combined company would have had revenues of $1.44 billion, 60% gross margin and EBITDA of $436 million, so it’s a substantial company that we’re now looking at.

In addition to that, there are certain opportunities from combining the companies. As you might expect, we’re looking at 25 to 30 million in cost synergies within a couple of years. We are taking two public companies and combining them, there’s the normal expenses that you would expect to save from doing that. There’s other synergies as well that we have identified. On the revenues side looking three years out we think we can get synergies of 75 million in revenue on incremental sales from selling both our products to their channel and then some of the newer products that we’re beginning to talk about.

We gave guidance a week ago for our fiscal 2008 as a combined company, this begins on October 1st, so it’s a fiscal year coming up, we’re hoping to close this transaction in the September quarter, so it fits in nicely with our fiscal year. Our guidance for 2008 is revenues of 1.7 or in excess of 1.7 billion I should say, adjusted EPS of $2.35 to $2.40 per share. Adjusted means GAAP EPS adjusted to exclude the amortization of intangibles from this deal and our previous deal, that’s the only thing adjusted out of this number. Gross margin on a combined company will be 65% and our long-term outlook is revenue growth of 20% and adjusted EPS growth of over 20%. So what we think we’ve done is to create a model that we can sustain greater than 20% growth on revenue and earnings into the foreseeable future.

And with that, let me just end up by summarizing a couple of our strategic goals. We are trying to drive market growth through the advanced technology that we offer and utilizing this comprehensive sales channel. We have a number one market position in the major areas of women’s health and we are looking to continue this 20% growth that I talked about and also develop additional best-in-class products for this channel. And with that let me thank you again and open it up to Q&A. Yes.

Q&A

<Q>: [Low Audio]?

<A – Glenn Muir>: Yes, the question regarded gross margins, our guidance for fiscal 2008 is for the combined company to have 65% gross margin. If we look at the March quarter historical numbers for a moment for both companies and annualize it, we would have been at 60%, so that’s a historical number. And what we are saying is that with the combined company on a going-forward basis, we are going to see continued improvement on the gross margin line. That comes from two areas. Number one, both companies on a standalone basis would have had higher gross margins in FY ‘08 anyway. Hologic on an annualized basis of 46% as we have up here, I’ve given guidance before that our target over time is to hit 50% gross margin. So our revenues are accelerating, our gross margins are improving, that’s reflected in the guidance for 2008. It’s the same for Cytyc, their margins are improving as well as their surgical and oncology products begin to pick up steam and become a bigger share of their revenue and begin to match their ThinPrep, which isn’t growing. And then second of all there are gross margins synergies between the two companies that we’ve reflected in that 65% as well.

<Q>: [Low Audio]?

<A – Glenn Muir>: Yes, it is part of the 20 to 30 million in cost synergies that we’re taking about. In the guidance that we’ve given, it reflects the 20 – well for FY ’08 let me just correct that – for FY ’08 it reflects one half of that amount. It reflects a little bit more than $10 million in synergies in the first year on the cost side. It does not reflect any revenue synergies in the first year. Not than we won’t have any, but those are revenue synergies that we’d like to talk about when we get to 2008. Great, thank you.

<A>: Any more questions? Sure.

<Q>: [Low Audio]?

<A – Glenn Muir>: Yeah, MR is an alternate technique used in breast imaging to identify suspicious lesions of the breast. What we’re talking about and what we’re focused on is mammography and it’s screening and it’s screening the 34 million mammograms that are taken every year which is growing to 40 million, it’s the first line defense, identifying suspicions areas. MR is an extremely useful tool, but it’s sometimes difficult to use in a screening environment because it takes longer, it’s somewhat invasive, it costs considerably more. It’s a great tool once you’ve identified a suspicious area to follow it over time. So, we’re really focused on the screening aspects, the biggest part of the market. Now I would also say that once Tomosynthesis becomes available and once the Tomosynthesis begins to provide the radiologists with the individual layers of tissue for them to look at, it may minimize the need for some of these adjunct technologies that are used for diagnostic purposes down the road. So MRI is a great tool today.

<Q>: [Low Audio]?

<A – Glenn Muir>: For high-risk patients. It’s the various –

<Q>: [Low audio]?

<A – Glenn Muir>: Yes, it’s been – MRI has been approved for screening for high-risk patients as an adjunct to mammography not to replace it, specifically as an adjunct after your mammogram, so to be used with mammography. It has not been approved to replace mammography. Yes.

<Q>: [Low audio]?

<A – Glenn Muir>: Yeah.

<Q>: [Low audio]?

<A – Glenn Muir>: Yeah, the question is on the international side, combined the two companies have 15% to 20% international sales. Hologic has 25%, Cytyc has a little bit less than 15% and it is a big opportunity. We know that because of the big market here in the United States that we’re number one in. The international market has been a little bit slower to adopt some of these newer technologies. So to a certain extent, it’s a matter of awareness and allowing the market itself to mature a little bit. We believe though, that Cytyc has a direct sales model whereas for Hologic, we have an indirect model with over 120 dealers around the world. Now our dealers are great. They do a dynamic job for Hologic that we do believe that with the combined forces, we’ll be able to create and promote one single brand and that will help both company sales as we go forward. Yeah.

<Q>: [Low audio]?

<A – Glenn Muir>: Yeah, I think the question was on Cytyc. Hologic, it was pointed out, raised our guidance at our conference call for our March quarter, which we did do in fact it was probably the twelfth quarter in a row that we did it and the reason is we’re beginning to see that very large adoption of digital mammography. It has clearly accelerated in the marketplace; we don’t see any signs of it slowing. But we believe that Cytyc has some products that are very similar to that, but yet are not quite appreciated. In fact some of the properties and assets that Cytyc has acquired over the past few years are very – are the very same assets we looked long and hard at and desired for ourselves. Unfortunately or fortunately for them, they were able to acquire them and they were able to fit them into their model. For instance, if we look at the NovaSure product, this is a much larger market even than digital mammography, but it’s much earlier on, this is heavy menstrual bleeding, a product to cure and to stop that. There’s a lot of high hopes for this product. Cytyc has seen rapid growth from this product in the past three years. There’s been little done internationally with this product. We’re beginning to see that continuing to accelerate. The next product that would be sold to that very same doctor would be the product towards the right hand of this chart, which is the permanent contraception. That is a product sold by the same doctor into the same market, which would be used after the NovaSure product. So we believe that also is a big market that will begin to take off. Right now, the surgical and oncology products that Cytyc have account for just under 40% of their total revenue. So they’re really known as a Pap company, which is a mature market. But what isn’t known is that they have a whole host of products that are just beginning to emerge with the sales force as custom made. If I can just give another example in the breast cancer area, they have a product called MammoSite that they sell through their breast surgeon sales force. Over 55 people are dedicated to sell this product, which is a balloon catheter for introducing a rocky [ph] seed for radiation, specifically to a spot to treat breast cancer. That sales force is custom made to sell a product that we have. I identified we have a handheld breast biopsy tool called Celero. This is a product that should be sold into breast surgeons. We don’t have a sales force for that. We are selling them to radiology. It’s custom made for us. We believe the MammoSite is beginning to get attraction as well. It was only a month ago that they reported their five-year data from their clinical trials with zero re-occurrence to breast cancer using this product. So we’re very excited about that product as well and I think Cytyc is a story of products that just haven’t hit mainstream yet here in the United States and we’re about to see that. I hope that helps, thank you. Yes.

<Q>: [Low audio]?

<A – Glenn Muir>: If we take the blended growth rate of 19% to 20% –

<Q>: [Low audio]?

<A – Glenn Muir>: It does, yes.

<Q>: [Low audio]?

<A – Glenn Muir>: Well, I’m not sure I did that calculation. Let met try to think about it a little bit differently. If you look at the combined business, the Hologic and Cytyc and you look at that pie chart of where the revenues will come from in the future, two-thirds of our sales are in high-growth areas, digital mammography and these new surgical and oncology products from Cytyc. So a third of it is from mature businesses. What are the mature businesses? It’s the ThinPrep Pap system from Cytyc; from Hologic, it’s osteoporosis that is a mature business for us today, it’s a great business. I had been at Hologic for 18 years. I still remember what a bone densitometer does, but it is a mature product today. So, I think the right way to think about this is to think about the two-thirds of our product that are high-growth and that’s what we’re trying to create here. It is a larger model that has a more sustainable high-growth rate.

<Q>: [Low audio]?

<A – Glenn Muir>: Today, no. But if we look out a few years, we would expect them to begin to get close to the growth rate of digital mammography. We have to remember digital mammography has – there’s not many products in today’s world that you can look out over the next few years and see 50% plus kind of growth from a major product line that accounts for 50% to 60% of a company’s sales. And the interest is it doesn’t stop there. If we think about mammography for a moment, we didn’t have a chance to talk about it, but for us mammography is the replacement market. We’ve been selling mammography equipment for 20 years. For the past 15, it was simply all about replacing existing equipment in the market as it got old. Well, for years, we’ve replaced it with analog equipment, now we’re replacing it with digital equipment. When Tomosynthesis becomes available commercially for screening and when it’s first introduced in FY ‘08 it will be used for diagnostic purposes. It will be sold to the gurus, the opinion makers, for them to use it and to begin to establish a practice with it. Couple of years later it will be adopted for screening hopefully and at that point in time, what we’ll see is the old Selenias. We began selling Selenias in the US in 2003, need to be replaced. Tomosynthesis is that next great wave of revenue growth, as Tomo replaces aging Selenias. So there’s a great model on the digital mammography side, what we think Cytyc is going to show some growth like that as well when these new products begin to get further up on the adoption curve.

<<Unidentified>>

I’m sorry; we have to cut this short. I’d like to thank Glen and all of you for coming. Hologic, I believe, has a one-on-one room number 34 on the 24th floor and if you haven’t signed up, please feel free to do so. Thank you.

Disclaimer Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of Hologic’s products, statements about the timing of the completion of the transaction, the anticipated benefits of the business combination transaction involving Hologic and Cytyc, including future financial and operating results, the expected permanent financing for the transaction, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Hologic and Cytyc caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.

These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers’ capital spending policies and government funding policies, including third-party reimbursement; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require the combined company to obtain significant financing. While Hologic has obtained a commitment to obtain such financing, including a bridge to the permanent financing contemplated in the presentation, the combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms. Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Cytyc have filed with the SEC contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

Hologic and Cytyc will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. HOLOGIC AND CYTYC URGE INVESTORS AND STOCKHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Hologic will be available free of charge on the investor relations portion of the Hologic website at www.hologic.com. Documents filed with the SEC by Cytyc will be available free of charge on the investor relations portion of the Cytyc website at www.cytyc.com.

Participants in the Solicitation

Hologic, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Hologic in connection with the merger. The names of Hologic’s directors and executive officers and a description of their interests in Hologic are set forth in the proxy statement for Hologic’s 2006 annual meeting of stockholders, which was filed with the SEC on January 25, 2007. Cytyc, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. The names of Cytyc’s directors and executive officers and a description of their interests in Cytyc is set forth in Cytyc’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, which was filed with the SEC on April 30, 2007. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Hologic’s and Cytyc’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use the non-GAAP financial measures “adjusted EPS” and “EBITDA”. Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and tax provisions/benefits related thereto. EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. Neither adjusted EPS nor EBITDA is a measure of operating performance under GAAP. We believe that the use of these non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. When analyzing our operating performance, investors should not consider these non-GAAP measures as a substitute for net income prepared in accordance with GAAP.